

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 27, 2016

<u>Via E-mail</u>
Jerome S. Griffith
Chief Executive Officer and President
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

      Re: **Tumi Holdings, Inc.**
                Preliminary Proxy Statement on Schedule 14A
                Filed March 24, 2016
                File No. 001-35495

Dear Mr. Griffith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                    /s/ Brigitte Lippmann (for)

                                    John Reynolds
                                    Assistant Director
                                    Office of Beverages, Apparel, and Mining

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP